EXHIBIT 99.1

Mogo Reports Positive Net Income and Strong Growth in Wealth and Payments in Q2 2025

Net Income of $13.5 Million

Wealth and Payments Revenues Up 48% and 23% Year over Year, Respectively

Adjusted EBITDA Margin3 of 11.4%; Operating Cash Flow positive

Total Cash2, Marketable Securities & Investments of $50.8 Million

Book Value of $81.6 Million ($3.41 per Share) as of Q2 2025

Mogo reports in Canadian dollars and in accordance with IFRS

Vancouver, British Columbia, August 7, 2025 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO)  (“Mogo” or the “Company”), a digital wealth and payments business, today announced its financial and operational results for the second quarter ended June 30, 2025.

“We continued to strengthen and expand our Intelligent Investing wealth platform during the second quarter,” said David Feller, Founder & CEO. “The growth we’re seeing reflects a shift in investor behavior - a growing preference for long-term discipline over short-term speculation. Our platform is designed to meet that shift head-on.”

“We also began moving forward with our plan to enable crypto trading alongside equities,” added Feller. “If approved, Mogo would become one of only two companies in Canada authorized to offer both asset classes through a single, integrated, regulated platform. This is not just a product expansion, it’s the foundation for a structural moat.”

“This was one of our strongest quarters ever; profitable, cash-flow positive, and increasingly aligned with our long-term capital strategy,” said Greg Feller, President & CFO. “We began our Bitcoin treasury strategy in 2024, and in Q2 we expanded both its scale and strategic focus. Following the quarter, we increased our bitcoin holdings using proceeds from the approximately $14 million partial monetization of our WonderFi position. That’s a real-time example of our dual-compounding strategy at work: combining long-term operational growth with strategic capital appreciation. With our remaining investment portfolio and our growing Bitcoin reserve, this approach is becoming a core pillar of our long-term shareholder value creation strategy.”

Key Financial Highlights for Q2 2025

Growth in Core Business

•	Wealth Revenue increased 48% year-over-year.
•	Payments Revenue increased 23% year-over-year.
•	Adjusted Subscription & Services Revenue[4] growth accelerated to 13% year-over-year, up from 10% in Q1 2025.
•	Rule of 40[5] (Adjusted Subscription & Services Revenue): 24.4 (13% growth + 11.4% margin), up from 16.4 in Q1 2025.
•	Gross Profit of $12.2 million in Q2 2025, up from $11.8 million in Q2 2024. Gross margin expanded to 72.0% from 67.0%.

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Strong Profitability and Cash Flow

•	Net Income of $13.5 million, driven by mark-to-market gains including $12.7 million from the revaluation of Mogo’s WonderFi position, following the announced acquisition of WonderFi by Robinhood.
•	Adjusted EBITDA[1] of $1.9 million (11.4% margin), up from $1.1 million in Q1 2025 and $1.4 million in Q2 2024.
•	Operating Cash Flow of $0.9 million; $6.2 million before investment in loan receivables[1].

Platform and Member Growth

•	Total Members of 2.25 million, up 5% year-over-year.
•	Assets Under Management reached a record $462 million, up 18% year-over-year.

Balance Sheet and Capital Position

•	Total Cash and Investments: $50.8 million, including:
○	$10.8 million in cash and restricted cash
○	$30.1 million in marketable securities ($13.8 million monetized subsequent to quarter-end)
○	$9.9 million in private investments, including holdings in Gemini, Hootsuite, and Blue Ant Media
•	Book Value of approximately $81.6 million ($3.41 per share)

Capital Allocation Strategy

Mogo’s capital allocation strategy is focused on long-term shareholder value through disciplined operating reinvestment, opportunistic buybacks, and the strategic use of Bitcoin as a reserve asset.

Bitcoin Treasury Strategy

•	In July 2025, Mogo’s board of directors approved a strategic initiative authorizing up to $50 million in Bitcoin allocations, reinforcing Mogo’s conviction in Bitcoin as a long-term reserve asset and capital benchmark. This will be funded through excess cash and monetization of investments over time while maintaining operational liquidity.
•	In June 2025, Mogo invested $1.0 million in Bitcoin ETFs and invested an additional $1.4 million in Bitcoin ETFs post quarter-end, further advancing its dual-compounding strategy that combines operating scale with a high-conviction Bitcoin reserve.

Share Repurchase and Liquidity Management

•	In Q2 2025, Mogo repurchased 523,091 shares (~2% of outstanding shares). Since June 2022, 1.64 million shares have been repurchased, representing 6.9% of current outstanding shares.

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Strategic Investments and Infrastructure

•	In July 2025, Mogo acquired a 9% stake ($1.0 million) in Digital Commodities Capital Corp., a public issuer focused on Bitcoin and physical gold reserves.
•	In July 2025, Mogo announced Bitcoin integration development across product lines:
o	Wealth: Flagship 60/40 equity/Bitcoin portfolio
o	Lending: Bitcoin-backed credit products in development
o	Payments: Exploring stablecoin infrastructure to improve cross-border payments flow in payments business with over $12 billion in annual international payments volume

Operating and Regulatory Milestones

•	Carta processed $2.8 billion in payments volume in Q2 2025, consistent with Q2 2024. Excluding the exited Canadian market, European payment volume increased 15% year-over-year, reflecting solid growth across core client accounts.
•	In July, Mogo announced that it is seeking regulatory approval to offer crypto trading on its platform. This step marks a structural expansion of Mogo’s evolution into an integrated, multi-asset investing platform.

Strategic Transactions

•	In May 2025, Mogo’s portfolio company WonderFi entered into a definitive agreement to be acquired by Robinhood. The transaction is expected to close in the second half of 2025.

Financial Outlook

Mogo reiterated its full-year financial guidance as previously communicated with its year-end results on March 20, 2025.

Outlook made by Mogo, constitutes forward-looking information within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Mogo’s control. Please see "Forward-looking Statements" below for more information.

1 Non-IFRS measure. For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures” in the Company’s MD&A for the period ended June 30, 2025.

2 Includes cash and cash equivalents and restricted cash.

3EBITDA Margin is calculated by dividing EBITDA by Total Revenue

4Adjusted subscription and services revenue is calculated by taking subscription and services revenue less legacy institutional brokerage business revenue

5Rule of 40 score is calculated by adding adjusted subscription and services revenue growth and adjusted EBITDA margin.

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Conference Call & Webcast

Mogo will host a conference call to discuss its Q2 2025 financial results at 3:00 p.m. ET on August 7, 2025. The call will be hosted by David Feller, Founder and CEO, and Greg Feller, President and CFO. To participate in the call, dial (289) 514-5100 or (800) 717-1738 (International) using conference ID: 59110. The webcast can be accessed at http://investors.mogo.ca. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected.

Non-IFRS Financial Measures

This press release makes reference to certain non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS financial measures, including Adjusted EBITDA, Adjusted net loss and Cash provided by (used in) operating activities before investment in gross loans receivable, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non-IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. For more information, please see “Non-IFRS Financial Measures” in our Management’s Discussion and Analysis for the period ended June 30, 2025, which is available at www.sedarplus.com and at www.sec.gov.

The following tables present a reconciliation of each non-IFRS financial measure to the most comparable IFRS financial measure.

Adjusted Subscription and Services Revenue

($000s)
	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Total subscription and services revenue	$10,397	$10,436	$21,128	$21,127
Less: legacy institutional brokerage business revenue	—	(1,238)	(593)	(2,720)
Adjusted subscription and services revenue	10,397	9,198	20,535	18,407

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Adjusted EBITDA

($000s)
	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Net income (loss) before tax	$13,469	$(12,443)	$1,496	$(16,137)
Credit facility interest expense	1,390	1,733	2,836	3,388
Debenture and other financing expense	813	953	1,727	1,759
Accretion related to debentures	134	169	288	347
Stock-based compensation	507	584	982	1,145
Depreciation and amortization	2,029	2,084	3,983	4,460
Revaluation (gain) loss	(13,870)	8,301	(6,207)	7,213
Other non-operating (income) expense	(2,539)	(9)	(2,123)	245
Adjusted EBITDA	1,933	1,372	2,982	2,420

Cash Provided by (used in) Operations before Investment in Gross Loans Receivable

($000s)
	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Net cash provided by (used in) operating activities	$934	$528	$1,491	$(3,338)
Net issuance of loans receivable	(5,241)	(3,249)	(8,451)	(8,930)
Cash provided by operations before investment in gross loans receivable	6,175	3,777	9,942	5,592

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding the Company’s plans to launch crypto trading, the plans to apply for regulatory approval in respect of crypto trading and any receipt of such approval, Mogo’s capital allocation strategy, Mogo’s strategic initiatives in respect of its wealth management and the integration of cryptocurrency in respect thereof. Forward-looking statements are typically identified by words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo's control, including the receipt of any required regulatory approval. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedarplus.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

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About Mogo

Mogo Inc. (NASDAQ:MOGO; TSX:MOGO) is on a mission to build the future of intelligent finance, empowering consumers to grow wealth through a suite of innovative financial products and a capital strategy anchored by Bitcoin. The company’s platform combines digital wealth management and lending with a growing commitment to hard asset capital allocation. Mogo is publicly listed on the NASDAQ and TSX.

Investor Relations

investors@mogo.ca

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

shamsian@lythampartners.com

(646) 829-9701

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